Exhibit 99.6

TOWER ONE WIRELESS COMMENTS ON MARKETING ACTIVITIES

April 6th, 2018 - Vancouver, BC, Canada - Tower One Wireless Corp (CSE: TO) (Pink Sheets: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”), announced today that it has been requested by the OTC Markets Group, Inc. ("OTC Markets") to comment on recent trading and promotional activity concerning its common shares.

On April 2, 2018, OTC Markets informed the Company that it became aware of certain promotional activities concerning the Company and its common shares. OTC Markets informed the Company that it had become aware of promotional literature encouraging investors to purchase the Company's common shares and making certain statements regarding the potential returns on such investment, including certain promotional newsletter emails. The Company has been informed that this promotional activity coincided with higher than average trading volume in the Company's shares.

Since becoming a public company in January 2017, management has remained committed to the long-term success of the Company. The Company’s board and management have a contractual hold period imposed on their stockholdings of the Company that does not expire for another two years.

The Company has engaged third party providers (Oilprice.com (Gold Standard Media LLC) and Advanced Media Solutions Limited) to provide public relations, marketing or other related services. On March 27, 2018, the Company engaged Oilprice.com (Gold Standard Media LLC) and Advanced Media Solutions Limited, to assist with a managed public awareness campaign, through paid third party agents and newsletter distributor. The Company paid a one-time fee of $300,000 to Oilprice.com (Gold Standard Media LLC) and $100,000 to Advanced Media Solutions Limited, to prepare and disseminate the newsletter campaign. The campaign began on March 27, 2018 and lasted for 10 days and was terminated on April 5, 2018. The services were a one-off promotional campaign and the Company did not enter into any ongoing contractual arrangements with any of Oilprice.com (Gold Standard Media LLC) or Advanced Media Solutions Limited and no further services are being provided to the Company by such entities at this time.

While the Company’s CEO did review certain drafts of the newsletter material related to the Company’s business and prospects and the Company’s industry, the Company had not reviewed or seen the final drafts of these newsletters prior to publication or distribution and was not aware that certain of the promotional statements were added to the materials reviewed by the Company. Further, certain of the newsletters distributed as part of the paid campaign were not reviewed by any officers or directors of the Company. The Company did not retain full editorial control over the final product.

The Company has determined that certain statements included in these newsletters related to the Company and its business might be read as misleading and/or incomplete and readers should not place undue reliance on these newsletters. Specifically, the Company does not condone the use of sensational language to describe the Company’s business prospects or the growth potential of the Company’s industry. Further, investors should disregard comparisons made between the Company and its larger, more established competitors, specifically the Company does not condone any comparison between the investment potential of the Company’s common shares and the actual price growth of the Company’s competitors or any comparison between the Company’s potential market cap growth and the actual growth of its competitors. The Company encourages investors to review the business and prospects of the Company on its own merits and not based on a comparison to the success of the Company’s competitors. The Company does not condone any statements made regarding the urgency of investing in the Company’s common shares or any other similar statements. Finally, the Company notes that investing in the Company’s securities involves certain risks and uncertainties which investors should review prior to making any investment decision. The Company encourages all investors to undertake proper due diligence and carefully consider all investment decisions. The Company directs potential investors to rely solely on its filings and disclosures made with Canadian securities regulators, available at www.sedar.com, the United States Securities and Exchange Commission, available at www.sec.gov and as posted on the filings and disclosure page for TOWTF on the OTC Markets website at www.otcmarkets.com.

The Company does not know the direct effect of the paid promotional activities, if any, on the trading activity of the Company’s shares. Activity in the Company’s shares began rising on March 23, 2018, prior to the initiation of the paid promotional program by Oilprice.com (Gold Standard Media LLC) and Advanced Media Solutions Limited on March 27, 2018. The Company had previously issued over the preceding several weeks press releases and reports regarding the completion of a site acquisition on 80 new tower sites in Argentina and the entry into an agreement to acquire a US based tower services company with over $17 million in 2017 revenue, which the Company believes may have influenced trading in the shares.

While the Company believes that the paid promotional campaign likely had some effect on the trading activity in the Company’s shares on March 27, 2018 through to the date hereof, the Company also notes that during this timeframe, the Company issued press releases announcing the hiring of a former Ericsson Telecom senior executive, the extension of its warrant incentive program, which could have influenced trading of the common shares, and the acquisition of a Mexico Tower Company with an AT&T master agreement. The Company does not know the relative influence of these announcements on the trading activity of the Company’s shares compared to the paid promotional campaign.

Outside of the paid promotional campaign by Oilprice.com (Gold Standard Media LLC) and Advanced Media Solutions Limited and a review of prior drafts of the newsletters produced by such third party providers by the Company’s CEO, after direct and diligent inquiry, the Company can state that the Company, its officers, directors and, to the Company's knowledge, its controlling shareholders (i.e., shareholders owning 10% or more of the Company's securities) and third-party service providers have not, directly or indirectly, authorized or been involved in any way (including payment to a third-party) with the creation or distribution of promotional materials regarding the Company or its securities.

As part of the OTC Markets' Group inquiry, the Company has been asked to disclose all transactions by any officer, director, controlling shareholder (defined as owning 10% or more of the outstanding stock), and any third- party service providers. After inquiry, below is a summary of such transactions within the last 90 days.

On the following dates, Howe & Bay, an entity that is 50% owned by Brian Gusko and Robert Horsley, directors of the Company, sold shares of the Company in connection with the exercise of 878,667 warrants of the Company to acquire 878,667 shares of the Company at an exercise price of Cdn$0.25 per share.

Date	Price	Shares
March 29, 2018	.261	68,750
April 2, 2018	.261	56,250
April 3, 2018	.255	57,250
April 4, 2018	.255	37,375

Further, Mr. Gusko was granted 800,000 options @ $.21 on February 6, 2018 and 400,000 options on February 7, 2018 @$0.22. Those were exercised and the shares then sold in order to provide funding to the Company.

Further Mr. Gusko purchased 475,000 warrants on April 3, 2018. Since January 6, 2018 Mr. Gusko has sold 65,000 shares, with 20,000 of those shares sold on March 27, 2018.

Outside of the transactions described above, the Company, its officers, directors, and all controlling shareholders (shareholders owning 10% or more of the Company's securities), have not sold or purchased the Company's securities within the past 90 days.

As of April 6, 2018, there are no entities currently engaged by the Company to provide investor relations services, public relations services, marketing, or other related third- party services to the Company, including the promotion of the Company or its securities.

Since January 1, 2017, the Company has not issued shares or convertible instruments allowing conversion to equity securities at prices constituting a discount to the current market rate at the time of the issuance.

About Tower One Wireless Corp.

Tower One builds, owns, and leases its portfolio of wireless infrastructure assets to wireless carriers on long term contracts. Tower One is one of a few publicly traded small cap companies in the tower and wireless infrastructure industry. Tower One is operated by a team of telecom and finance professionals with a long history in the telecom and wireless infrastructure business.

Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America and Tower services throughout the USA.

Contact Information

USA (917) 546-3016
Canada (604) 559-8051
E-mail: info@toweronewireless.com
Website: www.toweronewireless.com

www.toweronewireless.com

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promu lgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, level of activity, performance or results to differ materially from those reflected in the forward-looking statements, including, without limitation: (i) that environmental laws and regulations may become more onerous; (ii) that the Company may not be able to raise additional funds when necessary; (iii) risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions with the business; (v) competition; (iv) the uncertainty of profitability based upon the Company’s history of losses; (xiii) risks related to environmental regulation and liability; (vi) risks associated with failure to maintain community acceptance, agreements and permissions (generally referred to as “social licence”); (vii) risks relating to obtaining and maintaining all necessary government permits, approvals and authorizations relating to the continued operation and development of the Company’s projects; (viii) risks related to the outcome of legal actions; (ix) political and regulatory risks; (x) risks related to current global financial conditions; and (xi) other risks and uncertainties related to the Company’s prospects, assets and business strategy. Important factors that could cause actual results to differ materially from the Company’s expectations include, litigation, global economic climate, loss of key employees and consultants, additional funding requirements, changes in laws, competition, and failure of counterparties to perform their contractual obligations. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Investors are cautioned that forward-looking statements are not guarantees of future performance or events and, accordingly are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty of such statements.